

April 12, 2021

VIA ELECTRONIC MAIL

Christopher J. Madin
Vice President, Corporate Counsel
The Prudential Insurance Company of America
280 Trumbull Street
Hartford, CT 06103

      RE: Pruco Life Insurance Company's VUL Protector
               Initial Registration Statement on Form N-6
               File No. 333-252985

Dear Mr. Madin:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on February 11, 2021. Comments and page references correspond to the numbering at the top of the pages of the filings provided to staff via EDGAR. Based on our review, we have the following comments.[1]

General Comments

1.   Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2.   Please include page numbers to cross-references throughout the prospectus.

3.   Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether Prudential will be solely responsible for any benefits or features associated with the Contract.

4.   All references to website addresses for contract-related documents should be to the landing page address.

---

[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

<u>Cover Page</u>

5.   Please add the Free-look legend. (*See* Form N-6, Item 1(a)(8)).

<u>Key Information (pp. 6-7)</u>

6.   Please remove the "glossary" and "table of contents" headers from each page.

7.   Please provide cross-references for every row to the location in the Statutory Prospectus where the subject matter is described in greater detail. (*See* Instruction 1(b) to Item 2).

8.   With respect to the "Charges For Early Withdrawals" section, please disclose the maximum surrender charge (as a percentage of contribution/premium or amount surrendered), and the maximum number of years that a surrender charge may be assessed since the last premium payment under the Contract. (*See* Instruction 2(a) to Item 2).

9.   With respect to the "Risks Associated With Investment Options" section, please provide cross references to the sections of the prospectus that discuss each risk in greater detail, including, a cross-reference, as appropriate, to the Principal Risk section.

10.   With respect to the last sentence in the "Insurance Company Risks" section, please revise to "is available upon request."

11.   With respect to the third paragraph in the "Optional Benefits" section, please state the effect of withdrawals exceeding certain limits. (*See* Instruction 4(b) to Item 2).

<u>Overview of the Contract (pp. 8-9)</u>

12.   With respect to the "Premiums" section, please state whether restrictions may be imposed on premiums (e.g., by age of insured, or by amount). (*See* Item 3(b)(2)).

13.   With respect to the last sentence in the "Investment Choices" paragraph, prominently disclose that additional information about each Portfolio Company is provided in an appendix to the prospectus. (*See* Instruction 1 to Item 3(b)(3)).

<u>Fee Table (pp. 9-11)</u>

14.   With respect to the "Amount Deducted" column, please include the basis on which the charge is imposed. (*See* Instruction 1(f) to Item 4).

15.   Please change "Sales Charge On Premiums (load)" to "Maximum Sales Charge Imposed on Premiums (load)." (*See* Item 4).

16.   Please change "Premium-Based Administrative Charge" to "Premium Taxes." (*See* Item 4).

17.   Please change "Surrender Charge" to "Other Surrender Fees." (*See* Instruction 2(a) to Item 4).

18.   With respect to footnotes one and two, please supplementally explain why registrant has different representative insureds for these various charges.

19.   With respect to the narrative immediately after footnotes one and two, please delete "maximum" as the corresponding table describes minimum and maximum contract fees.

20.   In the disclosure please explain why registrant labels certain charges as "initial" throughout the fee table.

21.   Please change "Administrative Charge For Basic Insurance Amount" to "Monthly Maintenance Fee." (*See* Instruction 3(c) to Item 4).

22.   Please delete footnote ten as the information is not needed.

Summary of Principal Risks of Investing in the Contract (pp. 11-12)

23.   The following do not appear to be principal risks, "Limitations On Transfers," and "Replacement Of a Contract." Please move these contract terms/restrictions to appropriate section of the registration statement or delete.

Charges and Expenses (pp. 15-18)

24.   With respect to the table in the "Cost of Insurance" (COI) section, because there are two standard benefits that can be selected, is the COI different for each? If so, specifically show the charges under each option in the fee table.

Riders (pp. 23-31)

25.   With respect to the bulleted available riders in the first paragraph, please provide one or more examples illustrating the operation of each benefit in a clear, concise, and understandable manner. (*See* last instruction to Item 11).

Premiums (pp. 31-35)

26.   Please add each of dollar cost averaging and auto-rebalancing to table in the "Other Benefits Available Under the Contract" and to the "Overview of the Contract" section.

Additional Information (p. 42)

27. Please move a discussion of "Cyber Security Risks and Business Continuity Risks" to the principal risks section, or delete this section from the prospectus.

Glossary: Definitions of Special Terms Used in This Prospectus (pp. 42-44)

28. Please move glossary to the front of the prospectus prior to the key information table.

Appendix B (pp. 50-57)

29. Please delete the last sentence in the paragraph preceding the table beginning, "[u]pdated performance information . . . ."

30. Please delete "Affiliated Funds," "Unaffiliated Funds" and the name of trusts from the table headings.

31. With respect to the last paragraph in the Appendix, please reconcile the statement that copies of personalized illustrations can be obtained without charge where the fee table notes that investors can obtain one free illustration per year, but charged $25 for all others after the first illustration.

Additional Information About Operation of Contracts (pp. 61-62)

32. Please consider including the tables in this section in the statutory prospectus (as an appendix, etc.).

Part C: Other Information (pp. 65-72

33. Given that this is an initial registration statement, please confirm that the exhibits may be incorporated by reference with respect to this new product.

34. With respect to the signatures section, please provide two signature blocks, one for the Depositor and another for the registrant.

Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

****

Responses to these comments should be made in a letter addressed to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551- 5912 or email me at mclarend@sec.gov.

Sincerely,

/s/ DeCarlo McLaren

DeCarlo McLaren
Senior Counsel
Disclosure Review Office

cc: Andrea Ottomanelli Magovern, Assistant Director
        Michael Pawluk, Senior Special Counsel
        Sumeera Younis, Branch Chief